

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Via E-mail
R. Bruce McDonald
Chairman and Chief Executive Officer
Adient plc
25-28 North Wall Quay, IFSC
Dublin 1, Ireland

>    **Re:     Adient plc**
>    **Form 10-K for the Fiscal Year Ended September 30, 2016**
>    **Filed November 29, 2016**
>    **File No. 1-37757**

Dear Mr. McDonald:

We refer you to our comment letter dated September 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>    Sincerely,
>
>    /s/ Cecilia Blye
>
>    Cecilia Blye, Chief
>    Office of Global Security Risk

cc:     Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance